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Exhibit 12

THE HERTZ CORPORATION AND SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES (UNAUDITED)
(In Millions of Dollars Except Ratios)

	Successor						Predecessor
						For the Periods From
	Years ended December 31,					December 21, 2005 to December 31, 2005	January 1, 2005 to December 20, 2005
	2009		2008	2007	2006
Income (loss) before income taxes and noncontrolling interest	$(144.3)		$(1,383.4)	$388.8	$240.7	$(33.2)	$574.9
Interest expense	653.7		870.5	917.0	903.0	26.9	510.3
Portion of rent estimated to represent the interest factor	149.9		155.7	165.1	147.8	4.1	131.4

Earnings (loss) before income taxes, noncontrolling interest and fixed charges	$659.3		$(357.2)	$1,470.9	$1,291.5	$(2.2)	$1,216.6

Interest expense (including capitalized interest)	$654.9		$873.3	$921.9	$909.2	$26.9	$513.3
Portion of rent estimated to represent the interest factor	149.9		155.7	165.1	147.8	4.1	131.4

Fixed charges	$804.8		$1,029.0	$1,087.0	$1,057.0	$31.0	$644.7

Ratio of earnings to fixed charges	(a	)	(a )	1.4	1.2	(a )	1.9

(a)
Earnings (loss) before income taxes, noncontrolling interest and fixed charges for the years ended December 31, 2009 and December 31, 2008 and the Successor period ended December 31, 2005 were inadequate to cover fixed charges for the period by $145.5 million, $1,386.2 million and $33.2 million, respectively.

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  Exhibit 12
THE HERTZ CORPORATION AND SUBSIDIARIES COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED) (In Millions of Dollars Except Ratios)